UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sociedad Química y Minera de Chile S.A. (the “Company”) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-254538) filed on March 19, 2021.

Other Events

On April 25, 2022, the Company issued technical report summaries for each of the Salar de Atacama property, the Mt. Holland Lithium Project, the Pampa Orcoma property and the Nueva Victoria property (the “Technical Report Summaries”). The Technical Report Summaries are filed as Exhibits 96.1, 96.2, 96.3 and 96.4, respectively, to this Report on Form 6-K and incorporated herein by reference.

Exhibits

23.1	Consent of Alvaro Henriquez, WSP Ambiental S.A., regarding the Nueva Victoria property Technical Report Summary
23.2	Consent of Alvaro Henriquez, WSP Ambiental S.A., regarding the Salar de Atacama property Technical Report Summary
23.3	Consent of Alvaro Henriquez, WSP Ambiental S.A., regarding the Pampa Orcoma property Technical Report Summary
23.4	Consent of Rodrigo Riquelme Tapia, GeoInnova regarding the Salar de Atacama property Technical Report Summary
23.5	Consent of Gino Slanzi, WSP Ambiental S.A., regarding the Salar de Atacama property Technical Report Summary
23.6	Consent of Gino Slanzi, WSP Ambiental S.A., regarding the Pampa Orcoma property Technical Report Summary
23.7	Consent of Gino Slanzi, WSP Ambiental S.A., regarding the Nueva Victoria property Technical Report Summary
23.8	Consent of Donald Hulse, WSP Ambiental S.A., regarding the Pampa Orcoma property Technical Report Summary
23.9	Consent of David Billington, Covalent Lithium, regarding the Mt. Holland Lithium Project Technical Report Summary
23.10	Consent of Kerry Griffin, Mining Plus Ltd., regarding the Mt. Holland Lithium Project Technical Report Summary
23.11	Consent of Andrés Fock, SQM, regarding the Mt. Holland Lithium Project Technical Report Summary
23.12	Consent of Donald Hulse, WSP Ambiental S.A., regarding the Nueva Victoria property Technical Report Summary
96.1	Technical Report Summary regarding the Salar de Atacama property, prepared by WSP Ambiental S.A., dated April 25, 2022
96.2	Technical Report Summary regarding the Mt. Holland Lithium Project, prepared by WSP Ambiental S.A., dated April 25, 2022
96.3	Technical Report Summary regarding the Pampa Orcoma property, prepared by WSP Ambiental S.A., dated April 25, 2022
96.4	Technical Report Summary regarding the Nueva Victoria property, prepared by WSP Ambiental S.A., dated April 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A. (CHEMICAL AND MINING COMPANY OF CHILE INC.)
(Registrant)

Date: April 25, 2022	By: /s/ Gerardo Illanes
Gerardo Illanes
CFO